Filed by eToro Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp. V

Commission File No.: 001-39760

Date: November 12, 2021

eToro

Investor Update - Q3 2021

November 2021

Disclaimer

About eToro

eToro is a multi-asset investment platform that empowers people to grow their knowledge and wealth as part of a global community of successful investors. eToro was founded in 2007 with the vision of opening up the global markets so that everyone can trade and invest in a simple and transparent way. Today, eToro is a global community of more than 24 million registered users who share their investment strategies; and anyone can follow the approaches of those who have been the most successful. Due to the simplicity of the platform users can easily buy, hold and sell assets, monitor their portfolio in real time, and transact whenever they want. https://www.etoro.com/

About FinTech Acquisition Corp. V

FinTech Acquisition Corp. V is a special purpose acquisition company led by Betsy Z. Cohen as Chairman of the Board, Daniel G. Cohen as Chief Executive Officer and James J. McEntee, III as President formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, with a focus on the financial technology industry. The company raised $250,000,000 in its initial public offering in December 2020 and is listed on the NASDAQ under the symbol "FTCV".

Cautionary Statement Regarding Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between FinTech Acquisition Corp. V ("Fintech V") and eToro Group Ltd., and the business and operations of eToro. Forward-looking statements may be identified by the use of the words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "strategy," "future," "opportunity," "may," "target," "should," "will," "would," "will be," "will continue," "will likely result," or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to the expected timing, completion and effects of the proposed business combination, eToro's present and future plans for its business and operations and eToro's expectations as to market results and conditions; are based on various assumptions, whether or not identified in this presentation, and on the current expectations of eToro's and FinTech V's management; are not predictions of actual performance; and are subject to risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the proposed business combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed merger agreement; the amount of redemption requests made by FinTech V's public stockholders; the effect of the announcement or pendency of the proposed business combination on eToro's business; risks that the proposed business combination disrupts current plans and operations of eToro; potential difficulties in retaining eToro customers and employees; eToro's estimates of its financial performance; changes in general economic or political conditions; changes in the markets in which eToro competes; slowdowns in securities trading or shifting demand for security trading product; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; legislative or regulatory changes; the evolving digital asset market, including the regulation thereof; competition; conditions related to eToro's operations in Israel; risks related to data security and privacy; changes to accounting principles and guidelines; potential litigation relating to the proposed business combination; the price of eToro's securities may be volatile; the ability to implement business plans, and other expectations after the completion of the proposed business combination; and unexpected costs or expenses. The foregoing list of factors is not exhaustive.

Disclaimer

You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of FinTech V's registration statement on Form S-1 (File No. 333-249646) (the "Form S-1"), eToro's registration statement on Form F-4 (File No. 333-259189) (the "Form F-4") and other documents if and when filed by eToro or FinTech V from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither eToro nor FinTech V presently know or that eToro and FinTech V currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect eToro's and FinTech V's expectations, plans or forecasts of future events and views as of the date of this presentation. eToro and FinTech V anticipate that subsequent events and developments will cause eToro's and FinTech V's assessments to change. While eToro and FinTech V may elect to update these forward-looking statements at some point in the future, eToro and FinTech V specifically disclaim any obligation to do so, unless required by applicable law.

No Offer or Solicitation

This presentation is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of eToro, FinTech V or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information about the Business Combination and Where to Find It

The Company submitted the Form F-4 to the SEC on August 31, 2021, and filed amendments on September 20, 2021, October 5, 2021 and November 3, 2021, which include a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to FinTech V stockholders in connection with the solicitation of proxies for the vote by the stockholders on the merger and the prospectus to be delivered by FinTech V in connection with the distribution of its securities to such holders. After the registration statement has been filed and declared effective, FinTech V will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. eToro or FinTech V may also file other documents with the SEC regarding the proposed business combination. Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and proxy statement / prospectus and any other relevant documents filed with the SEC, and the definitive versions thereof (when they become available and including all amendments and supplements thereto).

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by eToro or FinTech V through the website maintained by the SEC at www.sec.gov.

eToro

Disclaimer

Participants in the Solicitation

eToro and FinTech V and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of FinTech V in connection with the proposed business combination under the rules of the SEC. FinTech V's stockholders, eToro's shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of eToro and FinTech V in FinTech V's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 10, 2021, FinTech V's Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 30, 2021 or eToro's Form F-4, as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of FinTech V's stockholders in connection with the proposed business combination and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed business combination (if and when they become available). You may obtain free copies of these documents at the SEC's website at www.sec.gov.

Trademarks and Trade Names

eToro and Fintech V own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with eToro or Fintech V, or an endorsement or sponsorship by or of eToro or Fintech V. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear with the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that eToro or Fintech V will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

eToro

eToro at a glance*

24.8M
Registered users

100+
Countries

$10.6B
Assets Under Administration



24.8M
17.5M
12.3M
10.0M
8.1M
5.6M
2016
2017
2018
2019
2020
Q3 2021

Registered users - number of users at the end of the period

Funded accounts by region

2.14M
Funded accounts



Region	Share
Europe and U.K.	68%
Asia Pacific	15%
Americas	13%
Middle East & Africa	4%

(*) As of September 30, 2021

eToro

Secular tailwinds in retail investing continue

User engagement with cryptoassets and equities remains high

Net trading income

Q3 2020
$113M

Q3 2021
$176M

↑ 56%

Total commissions (*)

Q3 2020
$134M

Q3 2021
$222M

↑ 66%

(*) Total commissions are comprised of commissions from trading activity, interest and other charges; total commissions are a key performance indicator

User engagement remains above 2020 levels

New registered users


Q3 2021
1.6M
Q3 2020
1.5M
8%

Trades


Q3 2021
106M
Q3 2020
82M
29%

Product and business updates

Product and business updates

New local office in **Germany**

Expanded the **asset universe** on the platform

eToro money cash accounts launched in the U.K.


DeNederlandscheBank
EUROSYSTEEM
Local Office
affirm
money
lyft

Received **DNB crypto services license** in the Netherlands

Over **100** new Popular Investors

Launched four new **Smart Portfolios**

Gradual rollout of **equities** offering in the U.S. - beta now live

A new eToro experience

Focusing on the best possible user experience drives our product innovation and is at the center of our redesigned user interface. The new-look eToro delivers a more personalized, friction-free user experience across our mobile and desktop interfaces. We believe this will boost user engagement and make our asset discovery and social elements even more integrated and intuitive.

- Customized home screen featuring the most important actions and relevant information about a user's account, the global markets and the eToro community
- Simpler and faster navigation, optimised for mobile and desktop
- Personalized discovery to assist users in their search for assets and markets to trade, relevant investors to copy, and tailor-made portfolios to invest in



TWTR
+1.99%
48.06
ADBE
2.3%
Global Markets
Wesley
12.89%
GOOG
1,901.05
3,138.86
Stocks
ETFs
Crypto
Indices
Commodities
Smart Portfolios
Hi Jessica!
$123,229.77
$1,783.23
Hi, John!
$68,229.77

eToro

#InvestWithHer

eToro's female investor community: an initiative to empower female investors

eToro's mission is to open the global markets so that everyone can trade and invest in a simple and transparent way. Gender is only one aspect of diversity, but it is an important one.

eToro has launched a new investor community designed for women by women to provide a platform for networking, strengthening financial skills and to create a dialogue on financial inclusion, education and independence.

The initiative includes a series of weekly interactive workshops where women can connect and learn from others and is supported by a community with forums both within the eToro feed and on social media.

YesAsliCan
Germany

@InvestWithHer Thank you for the kick-off call today! I am happy to be part of this community and am looking forward to connect with the women, be inspired and maybe to inspire as well


ELITE
Heloise Greeff

InvestWithhher

eToro Popular Investor Heloïse Greeff discusses what inspired her to start investing and why she believes education in financial literacy is essential for all.

432 43

I feel eager to interact on the @InvestWithHer group where I would expect less competition and more encouragement from other female investors. I look forward to the next workshops, they'll be in my diary!

1,125 456

Strengthening our leadership team



Lule Demmissie
appointed as U.S. CEO

Lule will be in charge of creating a strategic business vision for eToro's entire U.S. business, helping build a customer-centric platform to drive adoption.

Lule comes to eToro with decades of experience in the retail investing space, most recently at Ally Invest, where she served as President and oversaw the Ally Invest Securities, Ally Invest Advisors and API business lines. In this role she was responsible for the products and services delivered to Ally Invest's all-digital client base and shaping the end-to-end client experience as well as management of the P&L and growth strategy for the business.

Prior to Ally Invest, Lule was the Managing Director of Investment Products & Digital Guidance at TD Ameritrade, and has also worked with leading investment firms such as Morgan Stanley, J.P. Morgan, and Merrill Lynch as a product manager, product developer and a financial advisor.



Michael Ptasznik
appointed to the Board of Directors

Michael recently retired as Chief Financial Officer and Executive Vice President of Nasdaq Inc. where he was responsible for leading corporate strategy, M&A, finance, investor relations, risk management, corporate real estate and ESG.

Prior to joining Nasdaq, Michael served as CFO for TMX Group Limited, where he provided strategic and financial leadership, including the company's successful IPO and numerous M&A transactions.

Michael had previously served in several financial roles at Procter & Gamble Canada Inc. Michael will join the eToro Board at the closing of eToro's merger with Fintech Acquisition Tech V (Nasdaq: FTCV) and will also become a member of the eToro Board's Audit and Risk Committee.

Michael will share his insights and expertise from his decades of experience.

KPIs & Financials

Registered users

eToro tracks the number of registered users in order to understand the magnitude of eToro's social network and indicate eToro's scale

Registered users are all users who have created an account with a username, password, and an email on the eToro platform.

Registered users can engage and interact with other investors on eToro's social network and access eToro's educational resources including a free virtual account which allows them to practice their investing skills risk free.

Registered users are the primary channel to source future funded accounts. eToro's marketing strategy targets both the growth of registered users and the conversion of registered users to funded accounts, which is fundamental to eToro's business strategy.



24.8 million
1.6 million
15.8 million
1.5 million
Q3 2020
Q3 2021
New registered users
Registered users as of period-end

Funded accounts

Funded accounts represent the top level of eToro's user acquisition funnel and are the users from whom eToro generates total commissions

Funded accounts are registered users who have completed KYC and AML assessments and other onboarding processes, activated their account, executed at least one trade and have a positive account balance.

eToro's funded accounts growth during the third quarter of 2021 was driven by healthy retail investor engagement during the period as cryptoassets saw a sharp rebound and equity markets in the U.S. remained at record-levels as well as by eToro's targeted investments in marketing.

Historically, funded accounts growth in certain quarters or years has been closely correlated with heightened investor interest in specific markets and asset classes - particularly cryptoassets and equities.


2.1
million
0.8
million
Q3 2020
Q3 2021

Funded accounts as of period-end

Funded accounts - distribution by region

eToro has a global footprint, offering services to users in over 100 countries via a platform which is localized in more than 20 languages. eToro's product offering includes assets from more than a dozen of the world's leading stock exchanges

The distribution of funded accounts by region is a measure of eToro's global presence and its penetration of new and existing markets. It is driven by the breadth of eToro's products and services, its investment in marketing, its ability to adapt to global regulatory environments and the overall adoption of online investment platforms.

Europe and the U.K. have been priority markets for eToro since its founding in 2007. They have remained strategic markets for eToro and represent 68% of its funded accounts as of September 30, 2021, unchanged from the prior year.

eToro's Americas business, which includes the U.S. and Latin America, has increased to 13% of funded accounts at the end of the third quarter of 2021, up from 7% of funded accounts at the end of the third quarter of 2020. Launched in 2019, eToro's offering in the U.S. is currently limited to cryptoassets, with the gradual rollout of an equities offering starting in the fourth quarter.



6%
7%
19%
68%
As of Sept 30,
2020
4%
13%
15%
68%
As of Sept 30,
2021
Europe and U.K.
Asia Pacific
Americas
Middle East & Africa

eToro

Trades

Trades represent the quantity of new trades that were placed by users and executed by eToro during the reporting period. Trades include both self-directed and copy trades

There are several factors that contribute to changes in trading activity, including, but not limited to, retail investors' interest in capital markets and in particular asset classes as well as changes in broader market sentiment.

While eToro has experienced periods of low and high trading activity driven by rising or declining retail investor interest in certain asset classes, the diversity of assets on eToro's platform provides a natural hedge against lower trading activity in one particular asset.



82 million
106 million
Q3 2020
Q3 2021

Commissions from trading activity and interest by asset class

The breakdown of eToro's commissions from trading activity and interest by asset class demonstrates the diversified nature of eToro's business and its ability to capitalize on varied market conditions

eToro is a multi-asset platform supporting trading and investing in equities, commodities, currencies, and cryptoassets traded either as an asset or as a derivative related to different underlying asset types. Commissions by asset class are the breakdown of total commissions derived from trading activity and interest for the reported period by the different types of assets on eToro's platform.

Historically, increased trading activity in a particular instrument, market or asset class influenced eToro's total commissions in certain quarters or years. The diversity of asset classes, markets and instruments offered by eToro acts as a hedge for eToro's total commissions across different market conditions.

eToro has seen growth year-over-year in commission generated from cryptoassets and user appetite for equities remained high in Q3 2021. The proportion of total commissions generated from commodities declined year-over-year, as retail interest in these markets moderated from unusually high levels in the prior year.


47%
7%
13%
33%
Third quarter of
2020
4%
33%
16%
48%
Third quarter of
2021
Equities
Commodities
Cryptoassets
Currencies

Total commissions and net trading income

U.S. dollars in thousands	Q3 2020	Q3 2021
Commissions from trading activity	118,797	170,627
Interest	11,818	21,220
Other charges	3,163	29,943
Total commissions*	**133,778**	**221,790**
Net trading income	**112,883**	**175,877**

(*) Total commissions is a key performance indicator

Operating expenses

U.S. dollars in thousands	Q3 2020	Q3 2021
Marketing costs	49,493	107,320
Personnel related expenses (*)	6,436	8,045
Other	1,047	430
Selling and marketing expenses	**56,976**	**115,795**
Personnel related expenses (*)	10,348	14,965
Professional services and hosting services costs	3,660	10,727
Other	1,989	3,016
Research and development expenses	**15,997**	**28,708**
Payment processing costs	16,328	24,224
Personnel related expenses(*)	7,381	74,355
Professional services (**)	6,323	28,142
Other	2,813	3,537
General, administrative and operating expenses	**32,845**	**130,258**
Total operating expenses	**105,818**	**274,761**

(*) Q3 2021 figures include $60 million of share-based payment expenses.
(**) Q3 2021 figures include $11 million of SPAC and related expenses.

eToro

Adjusted EBITDA

eToro's management team uses adjusted EBITDA, a non-IFRS financial measure, to evaluate its operating performance and make strategic decisions

Reconciliation of adjusted EBITDA to net income (loss) - (U.S. dollars in thousands):	Q3 2020	Q3 2021
Adjusted EBITDA	**9,883**	**(25,086)**
Share-based payment expense*	(1,104)	(59,906)
Depreciation and amortization	(1,406)	(1,582)
Employee non-cash expense	(308)	(865)
SPAC and related expenses	-	(11,445)
Operating income (loss)	**7,065**	**(98,884)**
Finance expense	(598)	(5,767)
Finance income	1,597	6,415
Tax benefit (taxes on income)	(437)	49
Net income (loss)	**7,627**	**(98,187)**

(*) The Company expects additional non cash charges of approximately $250 million in total for stock based compensation, vested over the course of the fourth quarter of 2021 and quarterly through 2025.

eToro

Quarterly P&L (unaudited and not reviewed)

Consolidated statements of profit or loss (U.S. dollars in thousands, except per share data)	Q3 2020	Q3 2021
Net trading income	**112,883**	**175,877**
Research and development expenses	15,997	28,708
Selling and marketing expenses	56,976	115,795
General, administrative and operating expenses	32,845	130,258
Total operating expenses	**105,818**	**274,761**
Operating income (loss)	**7,065**	**(98,884)**
Finance income	1,597	6,415
Finance expense	598	5,767
Income (loss) before taxes on income (tax benefit)	**8,064**	**(98,236)**
Taxes on income (tax benefit)	437	(49)
Net income (loss)	**7,627**	**(98,187)**
Total comprehensive income (loss)	**7,627**	**(98,187)**
Basic income (loss) per common share	0.44	(5.59)
Diluted income (loss) per common share	0.41	(5.59)

eToro

Statement of financial position

September 30, 2021
(unaudited and not reviewed)
U.S. dollars in thousands

Current assets

Cash and cash equivalents	371,457
Restricted cash	2,319
Counterparties	324,757
Cryptoassets	392,872
Loans to users	10,266
Other receivables and prepaid exp.	79,415
	1,181,086

Non-current assets

Restricted cash	201
Right of use assets	25,930
Property and equipment, net	9,483
Goodwill and other intangible assets	5,956
Deferred taxes	7,332
	48,902
Total assets	**1,229,988**

Current liabilities

Accounts payable	8,587
Current maturities of lease liabilities	1,351
Short-term bank loan	344,084
Payable to users	46,101
Payable to omnibus accounts	11,835
Accrued expenses and other payables	187,642
	599,600

Non-current liabilities

Employee benefit liabilities, net	1,040
Long-term lease liabilities	28,249
	29,289

Shareholders' equity

Common share premium	168,768
Preferred share premium	406,110
Retained earnings	26,221
	601,099
Total liabilities & equity	**1,229,988**

About eToro

eToro

Our vision

Opening the global markets for everyone
to trade and invest in a simple and transparent way

Our mission

Building the world's largest social trading network
to empower people to trade and invest in stocks,
crypto and global markets, copy top traders and get copied


ACTIVISION
salesforce
PETSMART
AMD

eToro

We created a new category and we're dominating it


Portfolio
Stats
eToro
Social Trading

The eToro platform has a multitude of social features which allow users to interact, access financial education materials, encourage engagement and make the financial markets more accessible. The notable aspects of eToro's social network include the ability of users to upload, post and comment and allow users to create profiles and engage with eToro's dynamic Newsfeed. A user's profile on eToro is their way of presenting themselves to the eToro community and includes a biography and statistics about their trading habits as well as their activity on the eToro Newsfeed.

eToro

We're passionate about finance and technology


Activity Feed
Key Statistics





2007
eToro is founded

2010
Launched the **social trading** network and **CopyTrader™**

2013
Introduced **bitcoin** to the platform

2015
Converging the eToro experience into **a single cross device application**

2017
Launched **CopyPortfolios ™** and additional **cryptoassets**

2019
Launched **Zero commission** stocks and expanded to the **US**

2021
Launched **eToro Money**

eToro

Global footprint


DeNederlandscheBank
EUROSYSTEEM
Blockchain lab
R&D center
LOCAL OFFICE
FINRA
LOCAL OFFICE
FCA FINANCIAL CONDUCT AUTHORITY
LOCAL OFFICE
CYPRUS SECURITIES AND EXCHANGE COMMISSION
Mobile development office
Headquarters
and main R&D center
LOCAL OFFICE
GIBRALTAR FINANCIAL SERVICES COMMISSION
LOCAL OFFICE
LOCAL OFFICE
LOCAL OFFICE
ASIC
Australian Securities & Investments Commission
IN APPLICATION PROCESS
ABU DHABI GLOBAL MARKET
سوق أبوظبي العالمي
MAS Monetary Authority of Singapore

A growing community of investors who connect and learn from each other

Registered users have access to a free **virtual account** allowing them to **practice their investing skills** and, once they have acquired confidence, progress to investing real capital.


174K
425K
1.1M
1.9M
2.5M
3.3M
4.0M
4.7M
5.6M
8.1M
10.0M
12.3M
17.5M
24.8M
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Q3 2021
Registered users
Number of users at the end of the period

Our product

Click here to view our product demo



Multi-asset



Commission-free stock investing


Activity Feed
Key Statistics

Social



Cryptoassets


Portfolio

Smart Portfolios


eToro
VISA

eToro Money

eToro

Multi asset investment platform

eToro is an investment platform built around social collaboration and investor education where users can connect, share, and learn

eToro's users can choose from a broad range of asset classes to invest in, including commission-free fractional shares and cryptoassets.

A suite of innovative products and features provides a choice of how to invest, and users can trade directly themselves, copy another investor or invest in a portfolio.

Our commission-free stocks offering continues to expand and will be available for U.S. users later this year.


DOW
S&P
NASDA
OIL
45.44
-1.85%
Hi, John!
Portfolio value
$68,229.77
$2,287.33 (2.31%) Today
InTheGame
FEATURED
1,901.05
Alphabet
SPOT
Spotify
Stocks
ETFs
Top movers
22.3%
14.7%
8.7%
4.1%
2.3%
AAPL
FB
SPOT
OIL
ADBE

Popular Investors

With eToro's CopyTrader technology, users can automatically replicate other investors' strategies in real time. Investors who meet the criteria to become “Popular Investors” receive payments that increase as they rise through the program’s ranks.

- eToro has more than 1,800 Popular Investors, of which, 18 Popular Investors have over $10 million copying them*.
- We continue to see a growing number of financial professionals joining eToro’s Popular Investor Program.
- Popular Investors need to meet a number of criteria, including having a proven track record of investing on eToro, a transparent investment philosophy, regular communication with the investors, and compliance with certain risk parameters set by eToro.


ELITE
Lena Birse
ELITE PRO
Jay Edward Smith
ELITE PRO
Mariano Daniel Pardo
ELITE
Heloise Greeff

(*) As of September 30, 2021

eToro

Smart Portfolios

eToro's Portfolios group assets or investors together based on a predetermined theme or strategy, such as: the 5G revolution, foodtech, driverless cars and more. Some Portfolios utilize advanced algorithms, machine learning and AI to build investment strategies and curate assets to form particular Portfolios based on market conditions.

These ready-made strategic Portfolios make it easy for anyone, from active traders to passive investors, to buy into thoroughly researched and diversified market opportunities.

eToro launched four new Portfolios in recent months and offers 70* Portfolios for its users to invest in.

Diversified ready made Portfolios	Professionally managed and curated	No management fees



+8
7
RISK
OutSmartNSDQ
Nasdaq Smart Beta
intel
+8
4
RISK
Active T
Top Active T
CryptoPortfolio
Crypto by Market Cap

(*) As of September 30, 2021

Holistic crypto investing experience

The eToro platform offers users the opportunity to buy and hold a wide range of cryptoassets alongside traditional asset classes

eToro continues to expand its crypto offering and related services. 10 new cryptoassets were added to the platform in recent months.

eToro offers a cryptoassets wallet which enables eligible users to transfer a number of cryptoassets from their eToro investment account to their wallet and from there send them anywhere on the blockchain.

eToro also offers Delta Tracker, a unique platform that helps investors efficiently track their cryptoasset investments. Delta allows users to simply connect their portfolio with alternative exchanges and crypto wallets.



eToro

eToro Money

The eToro debit card is currently in advanced beta testing in the U.K. ahead of a full U.K. launch later this year.

The eToro Money debit card connects directly to users' eToro investment account and enables instant deposits and withdrawals along with additional money services.

Following the UK launch, the card will be rolled out to eToro users in Europe.

Instant deposit/ withdrawal	Competitive currency conversion rates	No deposit fees


eToro
Money
£36,524.82
ACCOUNT BALANCE
Your Monthly Expense Bill
Recurring Payment
December Water Bill
Online Payment
Asos ltd.
Online Payment
Netflix Montly Subsc
Debit Charge
Coffee Louise
Online Payments
Amazon Prime Subsc
eToro
VISA
Debit

Appendix

eToro

Total commissions

Total commissions are comprised of commissions from trading activity, interest and other charges. Total commissions is a key performance indicator

Commissions from trading activity

Commissions from trading activity include the spread, which is the difference between the buy and sell price of a certain asset or derivative, and it is charged and collected when a trade is executed by a user. The spread may be fixed or variable and may change as a correlation to market prices. Commissions from trading activity are derived from equities, cryptoassets, commodities and currencies traded as an asset or as a derivative related to different underlying asset types. Commissions from trading activity are the primary source of eToro's total commissions today. As a result, eToro's total commissions are correlated with the overall trading activity in the asset classes offered on the platform.

Interest

Interest is charged on margin positions (leveraged or short positions) which remain open overnight. This is essentially an interest payment to cover the cost of the margin used overnight, and it is charged in relation to the notional value of the position.

Other charges

Other fees mainly include currency conversion, staking and other income.



$134 million
$3 million
$12 million
$119 million
$222 million
$30 million
$21 million
$171 million
Q3 2020
Q3 2021

Thank you

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